EXHIBIT 11.1
DUKE-WEEKS REALTY CORPORATION
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands)

DECEMBER 31,
2000

Consolidated net income available for common shares	$212,958
Dividends on preferred shares	48,981
Gain on land and depreciated property sales	(58,057)
Minority interest in earnings of common unitholders	32,071
Interest expense	133,948
earnings before fixed charges	$369,901

Interest expense	$133,948
Dividends on preferred shares	48,981
Interest costs capitalized	32,980
total fixed charges	$215,909

Fixed charge ratio	1.71